FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of March 2008

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

B.O.S Better Online Solutions Reports Fourth Quarter and Year 2007 Financial Results

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Shmuel Koren —————————————— Shmuel Koren President and CEO

Dated: March 27, 2008

B.O.S Better Online Solutions Reports Fourth Quarter and Year 2007

Financial Results

Outlook for 2008 – Growth of 123% in Proforma revenues to $55 million and EBITDA over $2 million

Rishon Lezion, Israel – (PR News WIRE) – March 27, 2008 – B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC; TASE: BOSC), a leading provider of comprehensive Mobile and RFID solutions and Supply Chain solutions for the enterprise, reported today its results for the fourth quarter and the year ended December 31, 2007.

Shmuel Koren, BOS’ President & CEO said: “2007, which was my first year with the Company, was a very intensive year for us, as we focused on building the Company for 2008 and onwards. We consummated two important acquisitions: first of Summit Radio Corp. in the United States, and recently we closed the Dimex acquisition in Israel. In addition, we have upgraded our Research & Development and Sales & Marketing teams, and as a result can now offer more comprehensive solutions, mainly in the field of Mobile & RFID. With these in place, we are, for the first time, providing the market with forecasts relating to our operational business in 2008. I look forward to a challenging and prosperous 2008 “

Highlights

▶	Outlook for 2008 – Proforma revenues of $55 million and EBITDA over $2 million (giving effect to the acquisitions of Dimex, as if it had occurred on January 1, 2008).

▶	Net Loss from continuing operations for the year 2007 was $8.6 million, $7.3 million of which resulted from:

š	$5.6 million loss in BOS’s holdings in New World Brands Inc. (OTC:NWBD.OB) and Qualmax Inc. (PINKSHEET:QMXI.PK), due to a decrease in the share price of these companies as of December 31, 2007. The Company received its holdings in New World Brands and Qualmax in the years 2005 and 2006 as consideration for selling its communication division and the results of these companies have no effect on our business or our cash flow planning;

š	$611 thousands, non cash expenses related to conversion of convertible notes into equity during June 2007;

š	$1.1 million related to amortizations and options compensation.

▶	Record revenues in the fourth quarter of $7.2 million and record back log of $12.9 million as of December 31, 2007.

▶	Net loss on a non-GAAP basis for the year 2007 was $1 million and for the fourth quarter of year 2007 was $671 thousands

Revenues for the fourth quarter of 2007 amounted to $7.2 million, an 18.7% increase over the revenues in the comparable quarter in 2006. Revenues for the year ended 2007 amounted to $23.8 million, a 13.6% increase over the revenues in 2006.

Our backlog as of December 31, 2007 amounted to a record number of $12.9 million, compared to $6.1 million at the end of 2006.

Gross profit for the fourth quarter of 2007 amounted to $1.1 million, compared to $1.3 million in the fourth quarter of 2006. On a non GAAP basis (i.e. excluding amortization of intangible assets and inventory write off), the gross profit of the fourth quarter of 2007 was $1.46 million compared to $1.3 million in the fourth quarter of 2006. Gross profit for the year 2007 amounted to $4.7 million which is the same amount as was in 2006. On a non GAAP basis (i.e. excluding amortization of intangible assets and inventory write off), the gross profit of the year 2007 was $5.0 million, compared to $4.7 million in the year 2006.

Operating loss in the fourth quarter of 2007 amounted to $1.3 million, compared to operating loss of $283 thousands in the fourth quarter of 2006. On a non GAAP basis (i.e. excluding amortization of intangible assets and inventory write off and options compensation), the operating loss for the fourth quarter of 2007 was $640 thousands compared to a loss of $81 thousands in the fourth quarter of 2006.

The increase in operating loss is attributed mainly to:

(a) Extensive investments in expanding our direct and indirect sales channels worldwide, especially in the Americas. In addition, we made investments in technology to expand our product offerings, mainly by developing an RFID platform that supports a variety of solutions. This combination of investment in sales channels and significantly strengthening our technological offerings is expected to be our growth engine for the year 2008.

(b) As a result of the sharp devaluation of the dollar against the NIS, in the rate of 9.9% during the year 2007, our payroll costs, which are quoted in NIS and translated into dollars for reporting purposes, increased by approximately $240 thousands in the year 2007 and by $60 thousand in the fourth quarter of 2007. We are in process of adjusting our pricing model, in order to reduce the effect of the devaluation of the dollar against the NIS on the year 2008 results.

(c) During the year 2007 we explored several merger and acquisition opportunities, which did not mature into a transaction but resulted in an increase in our operating expenses.

Financial expenses in the fourth quarter of 2007 amounted to $47 thousands, as compared to $224 thousands in the fourth quarter of 2006. Financial expenses in the year 2007 amounted to $469 thousands, compared to $626 thousands in the year 2006. The reduction is related to the conversion of convertible notes in June 2007.

Other expenses in the fourth quarter of 2007 and for the year 2007 include a $5.6 million loss in BOS’s holdings in New World Brands Inc. (OTC:NWBD.OB) and Qualmax Inc. (PINKSHEET:QMXI.PK), due to a decrease in the share price of these companies as of December 31, 2007. The Company received its holdings in New World Brands and Qualmax in the years 2005 and 2006 as consideration for selling its communication division and the results of these companies have no effect on our business or our cash flows planning.

On June 21, 2007, the holder of our convertible notes converted the entire outstanding principal amount of the notes, of approximately $ 2.2 million, into BOS Ordinary Shares. As a result of the conversion, the Company recorded a one-time non-cash expense in the second quarter of 2007, in the amount of $611 thousands.

Loss from continuing operations for the fourth quarter of 2007 amounted to $6.8 million, compared to loss of $445 thousands in the fourth quarter of 2006. On a non GAAP basis (i.e. excluding amortization of intangible assets, inventory write off, options compensation, loss related to holdings in New World Brands Inc. and Qualmax Inc., and expenses related to conversion of debt), the operating loss for the fourth quarter of 2007 was $671 thousands, compared to a loss of $308 thousands in the fourth quarter of 2006.

Loss from continuing operations for the year 2007 amounted to $8.6 million, compared to loss of $1.6 million in the year 2006. On a non GAAP basis (i.e. excluding amortization of intangible assets, inventory write off, options compensation, loss related to holding in New World Brands Inc. and Qualmax Inc. and expenses related to conversion of debt), the loss from continuing operations for year 2007 was $1.3 million compared to loss of $723 thousands in year 2006.

On November 21, 2007, we purchased 100% of the outstanding shares of Summit Radio Corp. This acquisition is an important addition to our international activities, especially in the United States. We believe that Summit’s business is highly synergetic with the business of our supply-chain division. Summit’s reputation, built over 50 years of operations, allows us to expand our supply-chain sales to major international aviation and aerospace manufacturers, as well as offer our RFID and enterprise software solutions to the US market.

On March 12, 2008, we completed the acquisition of the assets and activities of Dimex Systems Ltd. (“Dimex”). Dimex, Israeli private company incorporated in 1988, is an integrator of AIDC (Automatic Identification and Data Collection) solutions based on RFID and Barcode technology. We have already begun to leverage the substantial synergy between BOS and Dimex and offer integrated solutions that are very well received by the market and are leading us to becoming a significant player in the Mobile & RFID market.

Information with respect to non-GAAP reconciliation to GAAP accompanies the condensed financial statements in this release.

Liquidity and capital resources

Our cash and cash equivalents increased to $4.3 million as of December 31, 2007, from $2 million as of December 31, 2006. Shareholders equity increased to $14.4 million as of December 31, 2007 from $12.3 million as of December 31, 2006. Our liabilities increased to $16.7 million as of December 31, 2007 from $12.2 million as of December 31, 2006.

Edouard Cukierman BOS’ Chairman of the Board added: “With the acquisitions of Summit and of Dimex, and the Company’s increasing presence in the RFID market, we look forward to a positive impact on our results in the year 2008.”

About BOS

B.O.S Better Online Solutions Ltd. (“BOS”) was established in 1990.

BOS’s operations consist of:

(i)	Fully integrated Mobile and RFID Solutions that combine:

(a)	Software Applications – RFID Server, system management application and data collection tools with seamless interface to business application, and

(b)	Mobile Infrastructure – Automatic identification and data collection equipment based on RFID and barcode technology; and

(ii)	Supply Chain Solutions, reselling electronic systems and components for security, aerospace and network.

BOS is traded on NASDAQ and on the Tel-Aviv Stock Exchange. Our website is
www.boscorporate.com.

For further information please contact:

B.O.S Better Online Solutions Ltd.
Mr. Zvi Rabin +972 50-560-0140
zvi@kwan.co.il

or

Mr. Eyal Cohen, CFO, +972-3-954-1000
eyalc@boscom.com

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of our being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS; and additional risks and uncertainties detailed in BOS’s periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended Dec 31,		Three months ended Dec 31,
	2007	2006	2007	2006

Revenues:
Mobile and RFID solutions	$2,673	$2,344	$410	$717
Supply Chain Solutions	21,101	18,573	6,782	5,343

Total Revenues	23,774	20,917	7,192	6,060

Cost of revenues:
Mobile and RFID solutions	1,237	943	166	313
Supply Chain Solutions	17,862	15,257	5,909	4,427

Total cost of revenues	19,099	16,200	6,075	4,740

Gross profit:
Mobile and RFID solutions	1,436	1,401	244	404
Supply Chain Solutions	3,239	3,316	873	916

Total gross profit	4,675	4,717	1,117	1,320

Operating costs and expenses:
Research and development	636	486	273	76
In-process research and development	170	-	170	-
Sales and marketing	3,811	2,019	1,341	556
General and administrative	1,980	3,268	606	971

Total operating costs and expenses	6,597	5,773	2,390	1,603

Operating loss	(1,922)	(1,056)	(1,273)	(283)
Financial expenses, net	(469)	(626)	(47)	(224)
Expenses related to conversion of convertible note	(611)	-	-	-
Other income (expenses), net	(5,622)	-	(5,596)	29

Loss before taxes on income	(8,624)	(1,682)	(6,916)	(478)
Taxes benefit (expenses)	(9)	89	70	33

Loss from continuing operations	(8,633)	(1,593)	(6,846)	(445)
Income related to discontinued operations	237	1,685	-	757

Net income (loss)	(8,396)	$92	$(6,846)	$312

Basic and diluted net loss per share from continuing
operations	$(1.00)	$(0.24)	$(0.69)	$(0.07)

Diluted net earnings per share from discontinued operations	$0.02	$0.25	-	$0.11

Basic and diluted net earnings (loss) per share	$(0.97)	$0.01	$(0.69)	$0.04

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except per share data

	December 31, 2007	December 31, 2006

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,271	$2,033
Trade receivables, net	9,114	5,632
Other accounts receivable and prepaid expenses	945	858
Inventories	8,321	4,017

Total current assets	22,651	12,540

LONG-TERM ASSETS:
Severance pay fund	687	741
Investment in other companies	2,494	8,082
Other assets	42	65

Total long-term assets	3,223	8,888

PROPERTY, PLANT AND EQUIPMENT, NET	719	520
GOODWILL	2,861	952
OTHER INTANGIBLE ASSETS, NET	1,678	1,629

	$31,132	$24,529

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loans and current maturities	$5,028	$2,949
Current maturities of convertible note	-	1,139
Trade payables	5,258	3,844
Employees and payroll accruals	552	460
Deferred revenues	116	103
Accrued expenses and other liabilities	1,290	999

Total Current Liabilities	12,244	9,494

LONG-TERM LIABILITIES:
Long-term bank loans, net of current maturities	3,286	-
Convertible note, net of current maturities	-	1,171
Deferred taxes	366	362
Accrued severance pay	798	916
Other long-term liabilities	-	237

Total long-term liabilities	4,450	2,686

SHAREHOLDERS' EQUITY	14,438	12,349

Total liabilities and shareholder's equity	$31,132	$24,529

Reconciliation of Non-GAAP Financial Measures in Accordance with SEC Regulation G

BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company.

The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Reconciliation of GAAP to Non-GAAP results of operation (U.S. dollars in thousands):

	Year ended Dec 31,
	2007				2006
	GAAP basis	Adjustments		Non GAAP	GAAP basis	Adjustments		Non GAAP
	(Unaudited)				(Unaudited)

Revenues :
Mobile and RFID solutions	$2,673	-		$2,673	$2,344	-		$2,344
Supply Chain Solutions	21,101			21,101	18,573			18,573

Total revenues	23,774			23,774	20,917			20,917

Gross profit:
Mobile and RFID solutions	1,436	8a, 13b		1,457	1,401	-		1,401
Supply Chain Solutions	3,239	81a, 245b		3,565	3,316	-		3,316

Total gross profit	4,675	347		5,022	4,717			4,717

Operating costs and expenses:
Research and development	636			636	486	-		486
In-process research and development	170	(170	)a	-	-	-		-

Sales and marketing	3,811	(206)a, (296	)c	3,309	2,019	(208)a, (152	)c	1,659
General and administrative	1,980	(219	)c	1,761	3,268	(575	)c	2,693

Total operating costs and expenses	6,597	(891)		5,706	5,773	(935)		4,838

Operating income (loss)	(1,922)	1,238		(684)	(1,056)	935		(121)
Financial expenses, net	(469)	-		(469)	(626)	-		(626)
Expenses related to conversion of	(611)	611	d	-	-	-		-
convertible note
Other income (expenses), net	(5,622)	5,588	e	(34)	-	-		-

Loss before taxes on income	(8,624)	7,437		(1,187)	(1,682)	935		(747)
Taxes on income	(9)	(94	)a	(103)	89	(65	)a	24

Income (loss) from continuing operations	(8,633)	7,343		(1,290)	(1,593)	870		(723)
Income related to discontinued operations	237	-		237	1,685	-		1,685

Net income (loss)	$(8,396)	$7,343		$(1,053)	$92	$870		$962

	Three months ended Dec 31,
	2007				2006
	GAAP basis	Adjustments		Non GAAP	GAAP basis	Adjustments		Non GAAP
	(Unaudited)				(Unaudited)

Revenues :
Mobile and RFID solutions	$410	-		$410	$717	-		$717
Supply Chain Solutions	6,782	-		6,782	5,343	-		5,343

Total revenues	7,192			7,192	6,060			6,060

Gross profit:
Mobile and RFID solutions	244	4a, 13b		261	404	-		404
Supply Chain Solutions	873	81a, 245b		1,199	916	-		916

Total gross profit	1,117	343		1,460	1,320	-		1,320

Operating costs and expenses:
Research and development	273			273	76	-		76
In-process research and development	170	(170	)a	-	-	-		-
Sales and marketing	1,341	(53)a, (61	)c	1,227	556	(52	)a	504
General and administrative	606	(6	)c	600	971	(150	)c	821

Total operating costs and expenses	2,390	(290)		2,100	1,603	(202)		1,401

Operating income (loss)	(1,273)	633		(640)	(283)	202		(81)
Financial expenses, net	(47)	-		(47)	(224)	-		(224)

Other income (expenses), net	(5,596)	5,588	e	(8)	29	-		29

Loss before taxes on income	(6,916)	6,221		(695)	(478)	202		(276)
Taxes on income	70	(46	)a	24	33	(65	)a	(32)

Income (loss) from continuing operations	(6,846)	6,175		(671)	(445)	137		(308)
Income related to discontinued
operations	-	-		-	757	-		757

Net income (loss)	$(6,846)	$6,175		$(671)	$312	$137		$449

Notes to the Proforma:

a)	Amortization of intangible assets

b)	Inventory write-off

c)	Stock based compensation

d)	Expenses related to conversion of convertible note

e)	Loss related to holding in New World Brands Inc. (NWBD.OB) and Qualmax Inc. (QMXI.PK)